Filed Pursuant to Rule 433
Registration No. 333-262855
May 2, 2022

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated May 2, 2022)

Issuer:	Georgia Power Company
Security:	Series 2022B 5.125% Senior Notes due May 15, 2052
Expected Ratings:*	Baa1 (Stable)/BBB+ (Stable)/BBB+ (Stable) (Moody's/Standard & Poor's/Fitch)
Principal Amount:	$800,000,000
Initial Public Offering Price:	99.270%
Maturity Date:	May 15, 2052
Treasury Benchmark:	1.875% due November 15, 2051
Benchmark Treasury Yield:	3.073%
Spread to Treasury:	+210 basis points
Re-offer Yield:	5.173%
Optional Redemption:
Make-Whole Call:	Prior to November 15, 2051 at T+35 basis points
Par Call:	On or after November 15, 2051 at 100%
Coupon:	5.125%
Interest Payment Dates:	May 15 and November 15 of each year, beginning November 15, 2022
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	373334 KR1/US373334KR13
Trade Date:	May 2, 2022
Expected Settlement Date:	May 4, 2022 (T+2)
Joint Book-Running Managers:	BofA Securities, Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc. Siebert Williams Shank & Co., LLC Truist Securities, Inc.
Co-Managers:
BMO Capital Markets Corp.
CIBC World Markets Corp.
Intesa Sanpaolo S.p.A.
KeyBanc Capital Markets Inc.
Synovus Securities, Inc.
C. L. King & Associates, Inc.
Great Pacific Securities
Loop Capital Markets LLC
R. Seelaus & Co., LLC

Concurrent Offering:	$700,000,000 Series 2022A 4.70% Senior Notes due May 15, 2032, expected to be issued on May 4, 2022. The closing of the offering of the Series 2022B Senior Notes is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0734, BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, Mizuho Securities USA LLC toll free at 1-866-271-7403, MUFG Securities Americas Inc. toll free at 1-877-649-6848, PNC Capital Markets LLC toll free at 1-855-881-0697, Scotia Capital (USA) Inc. toll free at 1-800-372-3930, Siebert Williams Shank & Co., LLC toll free at 1-800-924-1311 or Truist Securities, Inc. toll free at 1-800-685-4786.